SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

January 2006

BAYTEX ENERGY TRUST

(Translation of registrant’s name into English)

2200, 205 – 5TH AVENUE S.W.

CALGARY, ALBERTA, CANADA

T2P 2V7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                      Form 40-F   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                                                       No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ..

Exhibit No.	Document
1. 99.1	Press Release January 19, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYTEX ENERGY TRUST
(Registrant)

By: Baytex Energy Ltd.

/s/ W. Derek Aylesworth
Name: W. Derek Aylesworth
Title: Chief Financial Officer

Dated: January 19, 2006